UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WINNEBAGO INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Iowa	001-06403	42-0802678
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

P. O. Box 152, Forest City, Iowa		50436
(Address of principal executive offices)		(Zip Code)

Scott C. Folkers
Vice President,
General Counsel and Secretary
641-585-3535
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.

A copy of Winnebago Industries, Inc. (“Winnebago’s”) Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at www.winnebagoind.com under the tab “Company-Investor Relations”. Winnebago’s determination and related due diligence efforts are included in Winnebago’s Conflict Minerals Report and incorporated by reference herein.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WINNEBAGO INDUSTRIES, INC.

Date:	June 1, 2015	By	/s/ Scott C. Folkers
Scott C. Folkers
Vice President, General Counsel and Secretary